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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )

                         Peoples Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   71103B102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


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1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)
Peoples Financial Corporation Employee Stock Ownership Plan
TIN: 64-0791736

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See instructions)                                                    (a) [ ]
                                                                      (b) [ ]
3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
  State of Mississippi

            NUMBER OF              5  SOLE VOTING POWER
             SHARES                   None
          BENEFICIALLY
         OWNED BY EACH             6  SHARED VOTING POWER
        REPORTING PERSON              696,718

                                   7  SOLE DISPOSITIVE POWER
                                      696,718

                                   8  SHARED DISPOSITIVE POWER
                                      None

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   696,718

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See instructions)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   12.0 %

12 TYPE OF REPORTING PERSON (See instructions)
    EP


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1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)
Ella Mae Barq


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See instructions)                                                     (a) [ ]
                                                                       (b) [ ]
3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

          NUMBER OF                5   SOLE VOTING POWER
            SHARES                     454,040
         BENEFICIALLY
        OWNED BY EACH              6   SHARED VOTING POWER
       REPORTING PERSON                None

                                   7   SOLE DISPOSITIVE POWER
                                       454,040

                                   8   SHARED DISPOSITIVE POWER
                                       None

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   454,040

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See instructions)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   7.8 %

12 TYPE OF REPORTING PERSON (See instructions)
   IN


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1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)
Chevis C. Swetman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See instructions)                                                     (a) [ ]
                                                                       (b) [ ]
3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
 United States of America

          NUMBER OF                5  SOLE VOTING POWER
            SHARES                    529,415
         BENEFICIALLY
        OWNED BY EACH              6  SHARED VOTING POWER
       REPORTING PERSON               482,240

                                   7  SOLE DISPOSITIVE POWER
                                      529,415

                                   8  SHARED DISPOSITIVE POWER
                                      482,240

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,011,655

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See instructions)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    17.4 %

12 TYPE OF REPORTING PERSON (See instructions)
   IN


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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549

                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934


Item 1(a).  Name of Issuer

            Peoples Financial Corporation

Item 1(b).  Name of Issuer's Principal Executive Offices:

            Howard and Lameuse Streets
            Biloxi, MS 39530

Item 2(a).  Name of Person Filing:

            Chevis C. Swetman

Item 2(b).  Address or Principal Business Office or, if None, Residence:

            1210 Beach Blvd., Biloxi, Mississippi   39530

Item 2 (c). Citizenship:

            United States of America

Item 2 (d). Title of Class of Securities:

            Common stock

Item 2 (e). CUSIP Number:

            71103B102

Item 3. This statement is filed pursuant to Rule 13d-1( c) for Mrs. Barq and Mr. Swetman as individuals. This statement is filed pursuant to Rule
13d-1(b)(1)(ii)(F) for Peoples Financial Corporation Employee Stock Ownership Plan, which is an employee benefit plan.



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Item 4. Ownership

     (a)  Amount Beneficially Owned: 1,011,655

     (b)  Percent of Class: 17.4%

     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote: 529,415

          (ii) shared power to vote or to direct the vote: 482,240

          (iii) sole power to dispose or to direct the disposition of: 529,415

          (iv) shared power to dispose or to direct the disposition of: 482,240

Item 5. Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported

            Not applicable.

Item 8.  Identification and Classification of Members of a Group.

            Not applicable.

Item 9. Dissolution of Group.

            Not applicable.


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Item 10. Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ella Mae Barq                  February 9, 2001
------------------------           -----------------------------------
Ella Mae Barq                      Date

/s/ Chevis C. Swetman              February 9, 2001
------------------------           -----------------------------------
Chevis C. Swetman                  Date



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


/s/ Jackie L. Henson               February 9, 2001
------------------------           -----------------------------------
Peoples Financial Corporation      Date
Employee Stock Ownership Plan
ESOP Committee as Trustee,
Jackie L. Henson, chairperson



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jackie L. Henson               February 9, 2001
------------------------           -----------------------------------
Peoples Financial Corporation      Date
Employee Stock Ownership Plan
ESOP Committee as Trustee
Jackie L. Henson, chairperson



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The undersigned persons, on February 9, 2001, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Peoples Financial Corporation at December 31, 2000.


/s/ Ella Mae Barq                  February 9, 2001
------------------------           -----------------------------------
Ella Mae Barq                      Date

/s/ Chevis C. Swetman              February 9, 2001
------------------------           -----------------------------------
Chevis C. Swetman                  Date

/s/ Jackie L. Henson               February 9, 2001
------------------------           -----------------------------------
Peoples Financial Corporation      Date
Employee Stock Ownership Plan
ESOP Committee as Trustee,
Jackie L. Henson, chairperson